FOLEY & LARDNER LLP ATTORNEYS AT LAW
402 W. Broadway, Suite 2300 San Diego, CA 92101-3542 619.234.6655 TEL 619.234.3510 FAX www.foley.com
December 8, 2005	WRITER'S DIRECT LINE 619.685.6428 aserwin@foley.com EMAIL
CLIENT/MATTER NUMBER 056598-0103

VIA EDGAR - CORRESPONDENCE FILING

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC 20549
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc.

Dear Ms. Long:

        On behalf of Flexible Solutions International, Inc. (the “Company”), we are writing to request that the Staff of the Securities and Exchange Commission (the “Commission”) grant relief from the disclosure requirements of Rule 3-05 of Regulation S-X and Items 310(c) and (d) of Regulation S-B for purposes of the then applicable Item 7 of the Current Report on Form 8-K (“Old Form 8-K”) with respect to certain financial statements and pro forma financial information relating to the Company’s transaction described below.

I.	Background

General

        The Company is a holding company for Flexible Solutions Ltd., WaterSavr Global Solutions Inc. (“WaterSavr”) and NanoChem Solutions Inc. (“NanoChem”). Flexible Solutions Ltd. is in the business of developing and marketing swimming pool chemical products designed to reduce heat loss. WaterSavr markets a food-safe powder designed to be deployed onto a water surface to reduce evaporation. NanoChem was formed to acquire certain of the assets of Donlar Corporation (“Donlar”). NanoChem’s principal products consist of water-soluble chemicals utilizing thermal polyaspartate, which can be formulated to prevent corrosion and scaling in water piping within the petroleum, chemical, utility and mining industries. For the Company’s last fiscal year ended December 31, 2004, the Company had total sales of $3.39 million. The Company’s total assets as of December 31, 2004 were $8.82 million.

Ms. Pamela A. Long
Securities and Exchange Commission
December 8, 2005

The Acquisition of Donlar Assets out of Bankruptcy

        On February 27, 2004, Donlar filed a Petition for Bankruptcy in a Chapter 11 case under Title 11 of the United States Code (Northern District of Illinois, Eastern Division, Case No. 04-07455). Prior to the bankruptcy filing, Donlar was engaged primarily in the production, marketing, distribution and sale of three product lines, namely, nutraceuticals, biopolymers and agriscience compounds. In May 2004, pursuant to an auction held by the bankruptcy court (the “Auction”), the Company acquired substantially all of the assets of Donlar for a purchase price of $6.15 million.

Donlar Financial Statements

        At the time that the Company acquired certain assets of Donlar, Donlar’s latest audited financial statements were prepared as of December 31, 2002, and Donlar’s latest unaudited financial statements were prepared as of September 30, 2003. Pursuant to the terms of the Auction, the Company was not given access to, and, as more fully explained below, does not now have access to, the financial records of Donlar.

Recent Form S-3 Filing

        On May 9, 2005, the Company filed a Registration Statement on Form S-3 (SEC File No. 333-124751) (the “Form S-3”) with the Commission to register 1,800,000 shares of common stock of the Company. In the course of commenting on the Form S-3, the Commission noted that it believed the Company’s acquisition of certain assets of Donlar constituted a “purchase of a business” and, accordingly, the Commission requested that the Company provide financial statements for Donlar pursuant to Item 310(c) of Regulation S-B and pro forma financial information required pursuant to Item 310(d) of Regulation S-B. Further, the Commission queried why audited financial statements and pro forma financial information were not previously provided in a Current Report on Form 8-K as required by Item 7 of Old Form 8-K, and requested that the Company file the required information on Form 8-K or provide significance tests demonstrating that these financial statements are not required. The Commission also commented that if the Company was not able to provide the Commission with significance tests demonstrating that it was unnecessary to file the financial statements on Old Form 8-K within 60 days of the date that the initial Form 8-K regarding the acquisition was filed, then the Company would need to amend the Form S-3 to a form on which the Company is eligible to register shares.

The Company’s Response

        The Company has filed response letters dated June 24, 2005 and August 11, 2005 (the “Company’s Response Letters”) with the Commission noting the Company’s position that the purchase of certain assets from Donlar does not constitute a “purchase of a business” for various reasons, including, among other things, that Donlar was bankrupt, Donlar’s business had effectively ceased and the acquired assets did not reflect a sufficient continuity of the operations or business of Donlar and, therefore, the reporting requirements of Item 11(b)(i) of Form S-3 and the disclosure requirements of Item 7 of Old Form 8-K were not applicable to the Donlar acquisition. In its letter to the Company of August 25, 2005, the Staff continued to question the Company’s position that the Donlar assets did not constitute a “business” and requested disclosure of the financial statements and pro forma financial information that would be applicable in connection with such a transaction.

Ms. Pamela A. Long
Securities and Exchange Commission
December 8, 2005

Request for Relief

        As an alternative to further contending this issue, the Company is requesting that the Staff grant a waiver of (i) the disclosure requirements of Rule 3-05 of Regulation S-X and Items 310(c) and (d) of Regulation S-B for purposes of Item 7 of Old Form 8-K with respect to certain financial statements and pro forma financial information relating to the acquisition of certain assets of Donlar, and (ii) the Company’s obligations under paragraphs 51, 54 and 55 of Statement of Financial Accounting Standards No. 141.

II.	Filing Requirements

Form 8-K Requirements

        Rule 3-05 of Regulation S-X and Items 310(c) and (d) of Regulation S-B would require the Company to file with the Commission audited financial statements with respect to the assets of Donlar for the fiscal years ended December 31, 2002 and December 31, 2003, unaudited financial statements for the period ended March 31, 2004 and pro forma financial information showing the effects of the acquisition of Donlar under Item 7 of Old Form 8-K not later than 60 days after the date that the initial report on Old Form 8-K was filed.

Form S-3 Requirements

        Because the Company would not be able to file with the Commission in a Form 8-K the required financial statements and pro forma financial information for Donlar, the Company is unable to comply with Item 11(b) of Form S-3 with respect to the financial statements and pro forma financial information of Donlar.

III.	Reasons for Relief

        The Company believes that the Commission should grant the requested relief from the disclosure requirements with respect to the financial statements and pro forma financial disclosure requirements concerning the Donlar transaction for the following reasons:

Ms. Pamela A. Long
Securities and Exchange Commission
December 8, 2005

Audited Financial Statements Cannot Be Prepared

        Due to the lack of financial records relating to Donlar’s assets, it is impossible for the Company to accurately reconstruct the required financial statements and therefore comply with the stated disclosure requirements. In addition, as set forth in the attached letter dated December 5, 2005 from the Company’s former Chief Financial Officer, the former Chief Financial Officer of Donlar (/Chief Accounting Officer, Controller and Vice President, Finance and Administration) was contacted in September 2005 and confirmed that it would be impossible to compile financial information for Donlar as the records are no longer in his possession and are unavailable.

        Based on the foregoing, the Company believes that the needed financial information for Donlar is not available such that the Company could reconstruct the financial statements of Donlar. Even if required to do so, the Company would not be able to reconstruct Donlar’s financial statements, because the Company does not have access to the financial records of Donlar, nor was the Company originally provided with any such records in connection with its purchase of certain of the assets of Donlar. In addition, as noted above, Donlar’s latest audited financial statements were prepared as of December 31, 2002 and Donlar’s latest unaudited financial statements were prepared as of September 30, 2003. Since then, the only financial information that Donlar provided to the bankruptcy court, and which was made available to the Company, was (i) the “monthly operating reports,” (ii) a trial balance for the biopolymer division of Donlar as of March 31, 2004 and (iii) certain other generic sales and expense reports. Further, because of the lack of financial records of Donlar, the Company’s auditors have confirmed that it would be impossible to prepare auditable Donlar financial statements conforming with generally acceptable accounting principles. Please see the attached letter dated December 8, 2005 from the Company’s auditors. Moreover, the Company believes that the inclusion of Donlar’s “monthly operating reports,” which are required to be filed under bankruptcy law and which are also not prepared in accordance with generally accepted accounting principles, do not contribute to a more informative financial presentation for investors.

        Based upon the information obtained during the acquisition, as well as from more recent conversations with the former Chief Financial Officer of Donlar, the Company’s principal executive officer and principal financial officer do not believe that (i) the financial records of Donlar since its last audited financial statements are available or, if available, would be complete, and (ii) such records, if obtained, would have been prepared in accordance with generally accepted accounting principles. As a result, the Company’s principal executive officer and principal financial officer would not be able to certify any of the Company’s periodic reports if they were to contain financial statements incorporating any of Donlar’s financial data for the periods prior to the Company’s acquisition of certain of the assets of Donlar.

Ms. Pamela A. Long
Securities and Exchange Commission
December 8, 2005

Omission of Donlar’s Financial Statements Not Material

        The omission by the Company of the financial statements and the pro forma financial information relating to the Donlar assets does not materially detract from an investor’s ability to understand the results of operations of the Company because the results of operations derived from Donlar’s assets are already reported in the consolidated audited financial statements of the Company for the period ended December 31, 2004, filed on Form 10-KSB, and the unaudited financial statements of the Company for the periods ended June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, each filed on Form 10-QSB.

        Similarly, the Company does not believe that the inclusion of the existing audited financial statements of Donlar for the fiscal year ended December 31, 2002 and related pro forma financial information with respect to such assets would materially contribute to an investor’s ability to understand the effect of the assets on the Company’s results of operations. In fact, as stated above, due to (i) the lapse in time since the acquisition, (ii) the Company’s results of operations already reported since the acquisition and (iii) the fact that Donlar’s historical financial records, in the time preceding the bankruptcy filing, would likely have been disproportionately negative, as compared to a company operating as a going concern, the Company believes that inclusion of the Donlar financial information would likely mislead and confuse investors.

        In addition to the financial information reported by the Company since the acquisition of certain of the assets of Donlar, it is noteworthy that there was a lack of continuity of business between the use of the acquired assets by Donlar and the use of those assets by the Company. We raise this point not for the purpose of again arguing that the Donlar assets did not constitute a “business” for purposes of Rule 11-01(d) of Regulation S-X, but rather to support our assertion that even if the missing financial information were available, it would not be material to an understanding of the Company’s business or results of operations. At the time the Company acquired the assets of Donlar, Donlar had filed bankruptcy, had substantially ceased operations and had lost many of its customers. In addition, the Company acquired Donlar’s assets with the primary intent of using such assets to facilitate production and distribution of the Company’s other products. Indeed, the Company has converted certain key assets acquired from Donlar for use for other products of the Company. To show revenue comparisons through pro forma financial statements would exaggerate the revenue to be realized in the future by the Company. In light of the use of the Donlar assets for biopolymer production and the Company’s conversion of the physical facilities acquired from Donlar into a viable distribution facility for evaporation control products, a manufacturing facility for enhanced versions of the evaporation products, and a swing production facility for its basic WaterSavr® products, the Company believes that the disclosure of financial information concerning the business of Donlar would be misleading and not meaningful to investors, insofar as the revenue-producing activities of the assets acquired from Donlar are significantly different from the activity for which such assets were employed by Donlar. For a more detailed summary of the nature of Donlar’s assets and the Company’s use of such assets, please see “Response to SEC Comment 1” in the Company’s Response Letters.

Ms. Pamela A. Long
Securities and Exchange Commission
December 8, 2005

The Company Will Amend Form S-3 Filing

        If the requested relief is granted by the Staff, the Company will, if requested to do so by the Staff, amend the Form S-3 to a form on which it is eligible to file (e.g., Form S-1 or Form SB-2).

Company Acted in Good Faith

        It should be noted that the Company has acted in good faith, relying on prior advice from its outside auditors and then counsel in connection with the Current Report on Form 8-K concerning the acquisition of the assets of Donlar filed with the Commission on June 1, 2004. Prior to the acquisition of Donlar’s assets, the Company reviewed the transaction and engaged its outside auditors and then counsel to advise it in connection with the transaction. The Company’s good faith and desire to comply with applicable securities laws is further demonstrated by its assertion that if the requested waiver is granted by the Staff, the Company will, if requested to do so by the Staff, amend its Registration Statement to be on a form on which it is eligible to file.

Adverse Consequences Severe

        Unless the Commission grants the Company the requested waiver of the filing of financial statements and pro forma financial information for Donlar, the Company will not be able to have its Registration Statement declared effective and will not be able to comply with the registration rights granted to certain shareholders pursuant to the private placement that closed on April 13, 2005. The Company raised $3,375,000 under the private placement, which it used to pay down debt and build working capital. A violation of registration rights under the private placement could expose the Company and its shareholders and may require the Company to refund the funds raised. As of September 30, 2005, the Company had working capital of $3,635,174. The Company indicated that it believed its available cash would be sufficient to fund the Company’s working capital requirements through September 30, 2006. The Company has no external sources of liquidity in the form of credit lines from banks. If the Company is not able to meet its registration requirements and is required to refund the $3,375,000 obtained under the private placement, then it would be difficult for the Company to survive as such refund would severely deplete the resources of the Company.

* * *

        For the reasons set forth above, the Company respectfully requests that the Staff of the Commission grant relief from the disclosure requirements of Rule 3-05 of Regulation S-X and Items 310(c) and (d) of Regulation S-B for purposes of Item 7 of the Old Form 8-K with respect to certain financial statements and pro forma financial information relating to the Donlar assets.

Ms. Pamela A. Long
Securities and Exchange Commission
December 8, 2005

        If you have any questions concerning the matters raised in this letter or need further information, please contact me directly, or in my absence Deepak Nanda at (310) 975-7912. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours, /s/ Andrew B. Serwin Andrew B. Serwin

ABS:sla

cc:	Daniel B. O'Brien Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Trimeloni (via EDGAR only) Paul A. Stewart Deepak Nanda